Via Facsimile and U.S. Mail
Mail Stop 6010

October 20, 2008

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
File Number: 001-11356

Dear Mr. Quint:

        We have reviewed your September 17, 2008 response to our August 22, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Notes to Unaudited Condensed Consolidated Financial Statements, page 5

1. Refer to prior comment 13. Please provide us with an analysis as to whether the insurance contracts with adjustable ceding commissions and termination rights meet the SFAS 133, paragraph 10(d) scope exception. Since these provisions appear to be material terms of your insurance contracts, please revise your disclosure to describe these features, including the contractual provisions that trigger payments and determine the amount of the payments, and your accounting treatment for them. In this disclosure, more fully describe the right to increase ceding commissions and whether it applies to existing contracts or, if entered, future contracts.

Note 2 – Fair Value of Financial Instruments, page 6

2. Please revise the disclosure you propose in Appendix A to your September 17, 2008 letter to state whether you are using an in-exchange or an in-use valuation premise. Refer to SFAS 157, paragraph 13.

3. Please revise the disclosure you propose in Appendix A to your September 17, 2008 letter to state, if true, that your fair value measurement determines an entry price and why you believe it approximates an exit price

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

4. Please tell us where you describe in your filings the terms of your credit default swap contracts including the events and conditions that trigger payments and where you link this disclosure to the derivative assets and derivative liabilities recognized in the financial statements.

5. In order to facilitate our consideration of your response to prior comment 11, please provide the table you reference in your response, using the most recently available quarterly information.

6. For each material category of derivative asset and liability, please revise your proposed disclosure to clarify whether you are valuing the gross or net derivative assets and liabilities, and explain why you believe it is appropriate to value the derivatives on that basis (gross or net).

7. Please revise your disclosure to quantify the notional amounts and related fair values of your CDS contracts that represent: (i) sold protection and (ii) purchased protection, and reconcile this disclosure to the recorded derivative assets and liabilities at the balance sheet date. If you have derivative assets related to protection sold, consider the need to explain why.

8. On pages 68-70, you provide tabular disclosure regarding the notional amounts of your credit derivatives and the credit ratings and vintages of the underlying, attachment and detachment points, and levels of subordination. Please revise the disclosure to link these disclosures to the tabular disclosure detailing the components of your derivative assets and liabilities on page 8.

9. On page 70 in your tabular disclosure depicting Financial Guaranty CDO CMBS Exposure you quantify "average" subordination. Please revise the disclosure to explain what this means. Also, for each subcategory of exposure, and not just CMBS, please present data depicting the original level of subordination, the current level of subordination and the effect and expected effects of any

deterioration on your liquidity. Please link this disclosure to the derivative asset or liability recorded on the balance sheet.

10. Please refer to your proposed disclosure in Appendix A of your September 17, 2008 letter regarding the non-performance risk adjustment. Please help us understand whether your valuation methodology double-counts Radian's credit risk, and consider the need to provide clarifying disclosure. We note that the discount rate used to present value both the contractual premium and the fair premium equals the sum of the risk free rate plus Radian's credit default swap spread. We also note that the determination of the fair premium includes an adjustment to give effect to Radian's "perceived default probability." (Refer to your proposed disclosure under "Non-Performance Risk Adjustment.") Please clarify why giving effect to Radian's credit risk in both the calculation of the fair premium and the rate used to discount the fair premium does not result in double counting Radian's credit risk. To assist our understanding, consider providing an example that illustrates the relative significance on the recorded fair value resulting from giving effect to Radian's credit risk in determining: (i) the fair premium and (ii) the rate used to discount the fair premium.

11. Please help us understand, and consider the need for disclosure clarifying, how your valuation model captures the credit default swap counterparty's credit risk. In your response, please address separately (i) sold protection and (ii) purchased protection.

12. Please also help us understand whether the cash flow modeling approach described below is an appropriate valuation method for your credit default swaps. If it is an appropriate valuation method, please help us understand whether, and why or why not, your valuation method, which discounts the fair premium at a rate adjusted for Radian's credit risk, would reasonably approximate the valuation method described below. Said another way, do you anticipate that the difference between the value indications from the two valuation approaches would be material to the financial statements? If it is not an appropriate valuation method, please help us understand why it is not.

Alternative valuation method: A valuation approach that calculates the net present value of the credit default swap's expected cash flows which include: (a) the contractual premium inflows until expected default, using a discount rate that adjusts for the protection buyer's credit risk (which may have a nominal impact) and (b) the probability weighted contingent outflows for claim payments (considering the probability of default of the underlying security, changes in interest rates and credit spreads, etc.) using a discount rate that adjusts for the protection seller's credit risk.

13. It appears that an underlying premise of your valuation method is that the present value of the "fair premium" will equal the present value of the expected cash outflows for claim payments both at inception of the credit default swap and at each subsequent measurement date. Please help us understand why this premise is appropriate and whether Radian's historical pricing has always been consistent with this premise. In your response, please identify the circumstances where this premise may not be appropriate. For example, would a protection seller that believes it can better maximize its profitability through the investment income it earns from investing premiums choose not to price in a manner consistent with this premise in order to increase premium volume and gain market share?

14. To help us further understand your response to prior comment four, please explain to us and clarify in your disclosure how you calibrate your valuation model to the day one transaction price and how, at each subsequent measurement date, you consider this difference..

15. In your proposed disclosure in Appendix A to your September 17, 2008 letter, you state that you determine the fair value of your TRUPS CDOs by adjusting your contractual premium. Please clarify for us whether your valuation method is premised on the assumption that the relationship between the contractual premium and the underlying default risk that existed at the transaction date remains constant throughout the life of the contracts. If so, consider the need to disclose this assumption and why you believe it is appropriate.

16. Please refer to your discussion of correlation under "defining the equivalent risk tranche" in your proposed disclosure. Please revise your proposed disclosure to clarify to what "observable third-party inputs that are based on historical data" you are referring and what you mean when you state that "inputs are adjusted to levels." To the extent material to an understanding of historical or future results of operation, financial position and liquidity please revise the disclosure to quantify trends in your correlation assumptions, such as your original correlation assumptions and your current correlation assumptions.

17. Please revise the table provided in response to prior comment two to present the amounts on a gross basis rather than a net basis.

18. For your Mortgage Insurance domestic and international CDSs and any other financial instrument in which you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;
- The number of quotes or prices you generally obtain per instrument, and if you obtain multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the broker quotes are binding or non-binding; and,
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Liquidity and Capital Resources, page 72

19. Refer to prior comment 13 and the risk factors you cite on pages 98 and 99. Please discuss both the reasonably likely and maximum impact of the termination and adjustable ceding commissions of your direct insurance contracts, reinsurance contracts and credit default swaps on your liquidity. For example, it is unclear what the liquidity effects of these features are on the insurance contracts described in the first paragraph of the first risk factor you referenced on page 98. Please integrate this analysis into a comprehensive discussion of your potential uses of liquidity and the available sources to fund these uses.

Risk Factors, page 93

20. In your response to prior comment 13, you referred us to two risk factors on pages 98 and 99. Please address the following:

- Clarify whether the "June 2008 downgrades" you reference in the first risk factor relate only to insurance contracts and whether the "further" downgrades" you reference in the second risk factor relate only to credit derivatives.
- It is unclear whether you have identified the material effects on all financial statement line items. For example, for your insurance contracts would there be an effect to balance sheet line items, such as unearned premiums? For your credit derivatives, it is unclear why there would be any effect to unearned premiums since these derivatives are recognized at fair value as a derivative asset or liability. Further, tell us where your disclosure describes the financial

statement line items that would be affected by the right to increase ceding commissions.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant